March 24, 2010

Kevin Woody/Accounting Branch Chief

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

PTS, Inc.

Your Letter of March 23, 2010

Form 10-KSB for the year ended December 31, 2008

Form 10-Q for the quarterly period ended September 30, 2009

File No. 000-25485

Mr. Woody:

This correspondence is in response to your letter dated March 23, 2010 in reference to our filing of the Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarterly period ended September 30, 2009 filed on the behalf of PTS, Inc., File No. 000-25485.

Please accept the following responses.

Form 10-K for the year ended December 31.2008

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4 - Stock Transactions, page F-13

               1.  We have considered your response to our prior comment 1. In future filings,          please revise your disclosure to state that share awards have been recorded at fair value rather than intrinsic value.

Answer:    In future filings we will revise our disclosure to state that share awards have been recorded at fair value.

Note 10 - Stock Based Compensation, page F-19

            2.  We have considered your response to our prior comment 2. In future filings please revise    your disclosure to include summarized information necessary for the reader to rollforward total shares available for issuance under the Employee Stock Incentive Plan including, but not limited to, shares issued to employees, independent contractors and cancellations.

Answer:    In future filings we will revise our disclosure to include the requested summarized information including shares issued and cancelled

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Marc Pintar

Marc Pintar

Interim Chief Executive Officer